                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              KNIGHT-RIDDER, INC.
                                (Name of Issuer)

                                 COMMON SHARES
                         (Title of Class of Securities)


                                  499040 10 3
                                 (CUSIP Number)


                 Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages
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
                                                                 13G
   CUSIP No. 499040 10 3                                                                              Page 2 of 4 Pages



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          John S. And James L. Knight Foundation, a Florida nonprofit corporation


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                 (a) /  /
                                                 (b) /  /

      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                          Florida


         NUMBER OF             5       SOLE VOTING POWER
                                                                     2,477,058
          SHARES

       BENEFICIALLY            6       SHARED VOTING POWER

         OWNED BY

           EACH                7       SOLE DISPOSITIVE POWER
                                                                     2,477,058
         REPORTING

           PERSON              8       SHARED DISPOSITIVE POWER

            WITH

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         2,477,058

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                           4.64%


     12       TYPE OF REPORTING PERSON*
                                                             CO





                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                               Page 3 of 4 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

Item 1(a)        Name of Issuer:
                          Knight-Ridder, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                          One Herald Plaza
                          Miami, Florida 33101

Item 2(a)        Name of Person Filing:
                          John S. And James L. Knight Foundation

Item 2(b)        Address of Principal Business Office:
                          One Biscayne Tower - Suite 3800
                          2 South Biscayne Boulevard
                          Miami, Florida 33131

Item 2(c)        Citizenship:
                          United States

Item 2(d)        Title of Class of Securities:
                          Common

Item 2(e)        CUSIP Number:
                          499040 10 3

Item 3           If this statement is filed pursuant to Rules 13(d)
                          -1(b) or 13(d)-2(b):

                 N/A

Item 4           Ownership:       (a)      Amount Beneficially Owned                          2,477,058
                                  (b)      Percent of Class                                   4.64%
                                  (c)      Number of shares as to which
                                           such person has

                                           i)      Sole power to vote or                      2,477,058
                                                   to direct the vote

                                           ii)     Shared power to vote
                                                   or to direct the vote

                                           iii)    Sole power to dispose                      2,477,058
                                                   or to direct the
                                                   disposition of

                                           iv)     Shared power to dispose
                                                   or to direct the disposition of


                                                               Page 4 of 4 Pages


Item 5           Ownership of Five Percent or Less of a Class:

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more then five percent of the class of securities, check the following (x).


Item 6           Ownership of More than Five Percent on
                          Behalf of Another Person:

                 N/A

Item 7           Identification and Classification of the Subsidiary
                          Which Acquired the Security Being Reported on By the
                          Parent Holding Company:

                 N/A

Item 8           Identification and Classification of the Members of
                          the Group:

                 N/A

Item 9           Notice of Dissolution of Group:

                 N/A

Item 10          Certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1995

JOHN S. AND JAMES L. KNIGHT FOUNDATION



By: /s/ Timothy J. Crowe
    -------------------------
    Name: Timothy J. Crowe
    Title: Vice President and Chief Financial Officer

MIA2 265464